OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036700

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 65821

SEC MAIL RECEIVED FEB 18 2005 WASH. D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Global Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	New York	10022-3338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Alberto Casal (212) 583-9363
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/1/05

OATH OR AFFIRMATION

I, Daniel Alberto Casal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Global Securities Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Sworn before me on 15th day of February 2005

Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME GLOBAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

PRIME GLOBAL SECURITIES INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Prime Global Securities Inc.

We have audited the accompanying statement of financial condition of Prime Global Securities Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Global Securities Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 22, 2005

PRIME GLOBAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	182,501
Due from broker		115,641
Property and equipment, net		235,664
Other assets		2,397
	$	536,203
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	25,434
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 10 shares		1
Additional paid-in capital		1,499,999
Accumulated deficit		(989,231)
Total stockholder's equity		510,769
	$	536,203

See accompanying notes to financial statements.

1. Nature of business

Prime Global Securities Inc. (the "Company") was incorporated in Delaware on December 6, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received approval of its membership from the National Association of Securities Dealers, Inc. ("NASD") in August 2003. The Company acts as an introducing broker for retail clients through a clearing arrangement with a Clearing Firm. The Company also acts as a private placement agent.

The Company was in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises" until December 31, 2003. The Company started to generated operating revenues in the year ended December 31, 2004. As a result, the financial statements are no longer being presented in the development stage.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Lives
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2004 are as follows:

Furniture and fixtures	$	8,681
Office equipment		154,300
Leasehold improvements		136,087
		299,068
Less accumulated depreciation and amortization		63,404
	$	235,664

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $273,000, which was approximately $268,000 in excess of its minimum requirement of $5,000.

5. Income taxes

At December 31, 2004, the Company has a federal net operating loss carryforward ("NOL") of approximately $1,080,000 for federal and state income tax purposes, which beings to expire in 2024. The NOL creates a cumulative deferred tax asset of approximately $532,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The increase in valuation allowance of $378,000 for the year ended December 31, 2004 is primarily attributable to the Company's additional net operating loss.

6. Concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash balances in a financial institution, exceeding Federal Deposit Insurance Corporation coverage of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

License agreement

In February, the Company entered into a license agreement with an affiliate for office space, which expires in June 2011. The agreement requires the Company to reimburse the affiliate for the Company's share of the total lease payment. Rent expense under this agreement for the period ended December 31, 2004 was approximately $12,000.

Aggregate future lease payments for office space under this license subsequent to December 31, 2004 are approximately as follows:

Year Ending December 31,		
2005	$	11,000
2006		12,000
2007		12,000
2008		12,000
2009		12,000
2010 and thereafter		18,000
	$	77,000

Overhead expense allocation agreement

In February 2003, the Company entered into an Overhead Expense Allocation Agreement (the "Agreement") with an affiliate. The Agreement requires the affiliate to provide office space and certain administrative support services including utilities, receptionist, clerical staff, insurance, office equipment and furnishings as well as other incidental office expenses. These expenses shall be reimbursed by the Company to the affiliate based on their pro rata share, as defined in the Agreement.

The Company has incurred all the costs for the renovation of its office space it shares with its affiliate. The affiliate has agreed to reimburse the Company for its respective share of these renovations. However, the affiliate is currently in liquidation and the Company has written off this receivable at December 31, 2004.

9. Commitment and contingencies

In December 2004, the Company entered into a Stock Purchase Agreement with an unrelated third party, by which the Company agreed to sell 20% of its outstanding stock and granted the third party an option to purchase the remaining 80%, subject to NASD approval. The third party acquired 20% of the Company's outstanding stock in January 2005 and is awaiting NASD approval to acquire the remaining stock.